Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

Quidel Corporation’s Acquisition of Ortho Clinical Diagnostics Investor Conference Call December 23, 2021 Copyright © 2021 Quidel Corporation. All rights reserved.

Forward-Looking Statements and Additional Information NO OFFER OR SOLICITATION The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. WHERE YOU CAN FIND ADDITIONAL INFORMATION In connection with the proposed business combination transaction among Quidel Corporation (the “Company”), Ortho Clinical Diagnostics Holdings plc (“Ortho”) and Coronado Topco, Inc. (“Topco”), Topco will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHO AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus will be mailed to the Company’s shareholders and Ortho’s shareholders when available. You will also be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by the Company and Ortho with the Commission by requesting them in writing from Quidel Corporation, 9975 Summers Ridge Road, San Diego, CA 92121, Attention: Investor Relations, or by telephone at 858-646-8023, or from Ortho Clinical Diagnostics Holdings plc, 1001 Route 202, Raritan, New Jersey 08869, Attention: Investor Relations, or by directing a written request to SVC Ortho-SVC@SARDVERB.com. The Company and Ortho and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed with the Commission on April 15, 2021. Information about Ortho’s directors and executive officers and their ownership of Ortho’s ordinary shares is set forth in Ortho’s Annual Report on Form 10-K filed with the Commission on March 19, 2021. These documents may be obtained free of charge from the sources indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials when they are filed with the Commission. FORWARD-LOOKING STATEMENTS This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company, Ortho and Topco, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Ortho’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Ortho generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on February 19, 2021 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither the Company or Ortho undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise, except as required by law. The City Code on Takeovers and Mergers The City Code on Takeovers and Mergers does not apply to the proposed business combination. Copyright © 2021 Quidel Corporation. All rights reserved. 2

Compelling Strategic Rationale and Value Creation Opportunity

$50B
Combined Market Opportunity

$3.9B
Combined TTM Q3 2021 Pro Forma Revenue

~6,000
Combined Employees Worldwide

$100M+
Revenue Synergies by 2025

~$90M
Run-Rate Cost-related Synergies end of year 3

Definitive Leadership

- Innovative solutions spanning the diagnostics continuum – high-volume to rapid point-of-care and home use
- Multiple modalities to address increasingly diverse clinical and customer needs

Differentiated Scale

- For TTM Q3 2021, combined pro forma revenue of $3.9 billion and adjusted EBITDA of $1.8 billion with accelerating growth
- Highly complementary global R&D and commercial operations across 130-plus countries

Customer Impact

- Enhancing care along the testing continuum: screening, diagnosis, and monitoring
- Strengthening capabilities for reference labs, hospitals, clinics, and at-home testing

Enhanced Growth

- Immediate expansion into significant new and emerging global markets
- Transforms decentralized testing through telehealth and digital health capabilities

Financial Strength

- Expected strong top- and bottom-line synergy opportunity
- Diversified, recurring revenue across a global installed base
- Strong balance sheet and cash flow to invest in both organic and inorganic opportunities

QUIDEL

Copyright © 2021 Quidel Corporation. All rights reserved.
3

Transaction Overview

Transaction Details	• Quidel to acquire Ortho for $24.68 per share of common stock, funded through a combination of cash and newly issued shares in the combined company • Total equity value of ~$6.0 billion • Ortho shareholders will receive $7.14 per common share and 0.1055 shares of common stock in the combined company for each Ortho common share • Ortho shareholders expected to own approximately 38% of the combined company.
Leadership & Governance	• Doug Bryant, Chairman & CEO • Rob Bujarski, President and Chief Operating Officer • Joe Busky, Chief Financial Officer • Michael Iskra, Chief Commercial Officer • Board of Directors: 12 total directors; 8 from Quidel and 4 from Ortho
Value Creation	• Estimated run-rate cost synergies of $90 million by end of year three • $100M+ revenue synergies by 2025
Timing & Closing Requirements	• Transaction unanimously approved by both Quidel and Ortho Boards of Directors • Subject to approval by both companies' shareholders as well as customary closing conditions and regulatory approvals • Expected closing in 1H 2022

QUIDEL
Copyright © 2021 Quidel Corporation. All rights reserved.
4

Ortho Clinical Diagnostics Business Overview

Leading In Vitro Diagnostics Pure-play

- Rich 80+ year history of leadership in mid- and high-volume testing
- A global leader in screening and diagnosis across clinical chemistry, immunoassay and transfusion medicine
- Diversified instruments portfolio covering major therapeutic areas and supporting ~90% of typical lab menu needs
- Pioneer of dry-slide technology driving leadership in acute care and "STAT" labs
- Long-term customer relationships driven by product innovation, service, and commercial excellence
- Extensive global footprint with ~2,300 person commercial organization

Revenue by Business Segment(2)

($ in millions)


Non-Core
2%
Immunoassay
28%
Clinical
Chemistry
38%
$2.0B
TTM Q3'21
Revenue
Transfusion Medicine
32%

Compelling Scale With Established Installed Base and Rich Development Pipeline

93%	27%	~20,000	31%
Recurring Revenue	Adjusted EBITDA Margin(1)	Unit Installed Base	Emerging Markets

(1) Calculated as income from operations plus D&A divided by revenue; TTM Q3 2021 data.
(2) Non-core revenue is comprised of contract manufacturing and licensing revenue; TTM Q3 2021 data

QUIDEL
Copyright © 2021 Quidel Corporation. All rights reserved.
5

Enhances Quidel’s Ability to Address Key Market Trends Trends Implications Rising demand of diagnostic Decentralization of care testing: 1 and testing • Manage chronic conditions • New diagnostic tests to support recently discoveredmarkers Emergence of new • Repeated therapy monitoring Positioned to take 2 treatments & disease • POC, Molecular, and At-home markers advantage of market trends and expand into targeted markets Limited skilled resources to Increasing access to manage the growing demand 3 healthcare globally Reference • Greater reliance on Research Labs automation/simple testing • Systems that are easy to use Hospitals Clinics • Automation of rule-based testing Declining availability of 4 • Support from decision algorithms skilled medical technologists Home Copyright © 2021 Quidel Corporation. All rights reserved. 6

Leadership Across Large and Growing Market Opportunities Total Addressable Market: $50 Billion Point-of-care Clinical Laboratories Transfusion Medicine Market Leader in Respiratory Market Leader in acute care and Global Leader in “STAT” Labs Immunohematology Rapid Testing ORTHO VISION® Sofia® Savanna® VITROS® Automation VITROS® XT 7600 Triage® QuickVue® VITROS® 5600 VITROS® XT 3400 ORTHO OptixTM ORTHO WORKSTATION $23 Billion+ $25 Billion+ $2 Billion+ Copyright © 2021 Quidel Corporation. All rights reserved. 7

Multiple Drivers for Clear Ongoing Value Creation Stronger financial profile Enhanced R&D • Durable business model • Significant cost Commercial and revenue • Capabilities of leverage synergies both • Greater financial Broad organizations flexibility for portfolio • Menu expansion • Global footprint Pro forma growth • Automation with strong entity • Lower net commercial Scale leverage ▪ Meet testing channels facilitates needs at all continued capital Standalone points of the care deployment companies continuum – • Global reference labs, commercial hospitals, reach and physicians’ expansive offices, urgent product portfolio care centers and to drive strong at-home / retail revenue locations synergies & adjusted EBITDA benefits Copyright © 2021 Quidel Corporation. All rights reserved. 8

Capabilities Spanning Key Setting and Critical Indications

Point-of-Care ↔ High Throughput

Clinical Setting

Decentralized Settings
- At-Home / Over The Counter
- At-Home / Therapeutic Monitoring
- "PhAST"

Clinics
- Freestanding Emergency Departments
- Physician Office Labs
- Urgent Clinics
- Retail Pharmacy

Hospital Labs
- Large
- Small
- Micro

Reference Labs

Integrated Delivery Networks

New Business Opportunity   Telemedicine Opportunity

QUIDEL + Ortho Clinical Diagnostics

Disease Indication

- Infectious Disease
- Cardiac
- Sepsis
- Clinical Chemistry
- Special Chemistry
- Hormones/Metabolic
- Oncology
- Thyroid
- Tox/Drug of Abuse
- Reproductive
- Bone
- Diabetes
- Immunohematology

QUIDEL

Copyright © 2021 Quidel Corporation. All rights reserved.

9

Global Footprint Provides Channel to Accelerate Compelling Product Portfolio Galway, Ireland Prague, Czech Republic Pencoed, Wales Rochester, NY Strasbourg, France Kornwestheim, Germany Beverly, MA Athens, OH San Diego, CA Tokyo, Japan Waltham, MA Shanghai, China Quidel / Ortho Sales Presence Mexico City, Mexico Pompano, FL Mumbai, India Ortho Direct Sales Ortho Indirect Sales Singapore Key Operations São Paulo, Brazil Significant opportunity for global cross-selling opportunities and channel pull through with combined infrastructure Copyright © 2021 Quidel Corporation. All rights reserved. 10

Complementary Offerings to Reference Labs, Hospitals, Clinics, & At-Home Testing



Research
Pharma CRO Univ.
Reference Labs
LabCorp, Quest, ARUP, etc.
Public Health
IDN Core Lab
Hospitals
Large Hospitals Lab
Small Hospitals Lab
Micro Hospitals Lab
Pathology staffed Stat & RR Labs
True POCT in ED, ICU, Etc.
Clinics
Free-Standing ER
Urgent Care Center
Physician Office
– Mod-Complex
– Waived
Public Health Clinic
Retail Clinic
Pharmacy
Home
OTC and Self-Testing
Rapid Immunoassay: Sofia, Sofia2, QuickVue
COVID
Eye Health
SofiaQ
Cardiac IA – Triage Platform
MDx: Lyra
MDx: Solana, Amplivue
SPG
MDx: Savanna
Transfusion Medicine: VISION
Transfusion Medicine: OWS
VITROS CC & IA
Integrated
Stand-Alone
VITROS Automation Solutions
Quidel
Ortho Clinical Diagnostics

QUIDEL

Copyright © 2021 Quidel Corporation. All rights reserved.
11

Further Diversifies Quidel’s Footprint and Revenue Streams Quidel Pro Forma $1.9B $2.0B $3.9B TTM Q3’21 Revenue TTM Q3’21 Revenue TTM Q3’21 Revenue RoW China 5% 3% Other EMEA Other 13% 4% 21% China Revenue 8% North EMEA by China America 9% 13% 53% North Geography North America America EMEA 70% 88% 14% Specialized Clinical Non-Core Dx 1% Cardio- Chemistry 20% 2% Specialized Non-Core 1% Metabolic IA Clinical MDx Dx 15% MDx 6% Chemistry 2% 13% 38% Revenue by Transfusion Immunoassay Medicine Cardio- 28% Major 17% Metabolic IA 7% Product Immunoassay Rapid 15% Category Transfusion IA Rapid Medicine IA 33% 32% 70% Note: percentages may not add up due to rounding. Copyright © 2021 Quidel Corporation. All rights reserved. 12

Addition of Ortho Creates a Leading Top-7 IVD Pure-Play FY 2020 Revenue ($ in millions) (1) $15,431 (1) $10,805 Top-7 (1) $7,403 Diagnostics Player (2) $5,343 (1) $4,989 $3,809 100,000+ $3,428 Quidel Pro Forma Instrument Installed Base $2,728 (1) Across All Platforms $2,500 (1) $2,068 $1,766 130+ $1,662 Countries (3) $1,424 (4) $1,305 (1) Source: FactSet, Company filings, Wall Street research Note: As of 11/18/21 $461 (1) Represents Diagnostics business segment; (2) Represents Specialty Diagnostics business segment; (3) Pro forma for acquisition of Luminex; (4) Represents Clinical Diagnostics business segment. Copyright © 2021 Quidel Corporation. All rights reserved. 13

Compelling Strategic Rationale and Value Creation Opportunity

$50B
Combined Market Opportunity

$3.9B
Combined TTM Q3 2021 Pro Forma Revenue

~6,000
Combined Employees Worldwide

$100M+
Revenue Synergies by 2025

~$90M
Run-Rate Cost-related Synergies end of year 3

Definitive Leadership	• Innovative solutions spanning the diagnostics continuum – high-volume to rapid point-of-care and home use • Multiple modalities to address increasingly diverse clinical and customer needs
Differentiated Scale	• For TTM Q3 2021, combined pro forma revenue of $3.9 billion and adjusted EBITDA of $1.8 billion with accelerating growth • Highly complementary global R&D and commercial operations across 130-plus countries
Customer Impact	• Enhancing care along the testing continuum: screening, diagnosis, and monitoring • Strengthening capabilities for reference labs, hospitals, clinics, and at-home markets
Enhanced Growth	• Immediate expansion into significant new and emerging global markets • Transforms decentralized testing through telehealth and digital health capabilities
Financial Strength	• Expected strong top- and bottom-line synergy opportunity • Diversified, recurring revenue across a global installed base • Strong balance sheet and cash flow to invest in both organic and inorganic opportunities

QUIDEL

Copyright © 2021 Quidel Corporation. All rights reserved.
14